1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

July 6, 2011

VIA EDGAR

Brion R. Thompson

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Trust” or “Registrant”)
File Nos. 333-155395, 811-22250

Dear Mr. Thompson:

In a June 2, 2011 telephone conversation with me, you communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Post-Effective Amendment No. 27 (“PEA 27”) to the Registrant’s registration statement under the Securities Act of 1933, as filed on April 20, 2011. PEA 27 was filed to register the PIMCO Total Return Exchange-Traded Fund, a new series of the Registrant (the “Fund”). A summary of the Staff’s comments, along with the Registrant’s responses, is set forth below.

Prospectus

Comment 1: The front cover page of the prospectus includes the terms “Actively-Managed Exchange-Traded Fund” and “Intermediate Duration” in addition to the Fund’s name. Please consider deleting these terms as they are not expressly required or permitted by Item 1(a) of Form N-1A.

Response: Registrant believes these types of statements are expressly permitted by Item 1(a) of Form N-1A. The instruction to Item 1 states “[a] Fund may include on the front cover page a statement of its investment objectives, a brief (e.g., one sentence) description of its operations, or any additional information, subject to the requirement set out in General Instruction C.3(b).” General Instruction C.3(b) states, in relevant part, “[a] Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required. For example, a Fund may include charts, graphs, or tables so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.”

US Austin Boston Charlotte Hartford Los Angeles New York Orange County Philadelphia Princeton San Francisco

Silicon Valley Washington DC EUROPE Brussels Dublin London Luxembourg Moscow Munich Paris ASIA Beijing Hong Kong

Brion R. Thompson July 6, 2011 Page 2

The inclusion of “Actively-Managed Fund” on the front cover page of the prospectus informs potential investors that the Fund is an actively-managed fund, unlike many exchange-traded funds which passively track the performance of an index. “Intermediate Duration” informs potential investors that the Fund will, under normal circumstances, have an intermediate-term average portfolio duration. Registrant believes these statements provide succinct and helpful additional information to investors consistent with the requirements of General Instruction C.3(b). Neither statement is “incomplete, inaccurate or misleading,” nor do they “obscure or impede understanding of the information that is required to be included” by Item 1. Accordingly, Registrant believes the statements are permitted by Instruction 1 to Item 1 of Form N-1A.

Comment 2: We note that the “Summary Information About the Fund” section on page 4 of the prospectus briefly describes the differences between actively managed ETFs versus index ETFs, including the potential risks or consequences of an actively managed ETF. Please consider adding similar disclosure to the Principal Investment Strategies section.

Response: Comment acknowledged. Registrant has not modified the disclosure at this time, but will consider the appropriateness of adding this type of disclosure to each actively-managed exchange-traded fund’s Principal Investment Strategies in connection with the Trust’s 2011 registration statement annual update.

Comment 3: The Principal Investment Strategies section states “[t]he Fund may invest, without limitation, in mortgage- or asset-backed securities.” Please consider deleting or revising this sentence and explain in your response how the Fund may invest in such securities “without limitation” given the Fund’s fundamental policy to not concentrate in a particular industry.

Response: Registrant has revised this sentence as follows, “[t]he Fund may invest, without limitation, in mortgage- or asset-backed securities, subject to applicable law and any other restrictions described in the Fund’s prospectus or Statement of Additional Information.” Please see Registrant’s response to comment 7 below for additional information regarding the Fund’s investments in mortgage- or asset-backed securities.

Comment 4: The Principal Risks section of the Fund Summary includes Interest Rate Risk, which mentions duration without providing an explanation of what duration means. Add a brief explanation of duration to Interest Rate Risk similar to the more complete definition of duration on page 14 of the prospectus.

Response: As noted by the Staff’s comment, a complete description of duration is provided at the “Characteristics and Risks of Securities and Investment Techniques—Duration” section of the prospectus. A brief description of duration is also provided within the Principal Investment

Brion R. Thompson July 6, 2011 Page 3

Strategies section of the prospectus, which precedes the Principal Risks section.1 The brief description of duration within the Principal Investment Strategies, coupled with the more complete description at page 14 of the prospectus provides, in the Registrant’s view, sufficient explanation of duration.

Comment 5: The end of the Principal Risks section of the Fund Summary states “[a]n investment in the Fund is not a deposit of a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” Confirm that the Fund may be sold through an insured depository institution. If the Fund will not be sold through a depository institution, delete this sentence as it is neither permitted nor required by Form N-1A.

Response: Comment acknowledged. To the best of the Registrant’s knowledge and belief, the Fund’s exchange-listed shares may be sold through an insured depository institution from time to time. Accordingly, the Registrant believes the current disclosure is appropriate as is.

Comment 6: Revise the Tax Information section of the Fund Summary to clarify that tax-deferred distributions may be subject to tax at a later time such as when a shareholder withdraws assets from a 401(k) plan or an individual retirement account.

Response: Registrant believes its current disclosure is consistent with the requirements of Item 7 of Form N-1A. As you know, Item 7 requires disclosure regarding the tax status of a fund’s distributions and does not relate to the tax status of capital redemptions from tax-deferred accounts at a later date.2 In consideration of the Staff’s comment, Registrant has reviewed its current disclosure and believes the use of the phrase “tax-deferred” adequately informs investors that investments through such arrangements are not tax-free, but that applicable taxes are deferred to a later date.

[1]

The brief description within the Principal Investment Strategies section states “[d]uration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.”

[2]

Item 7 of Form N-1A provides, “[s]tate, as applicable, that the Fund intends to make distributions that may be taxed as ordinary income or capital gains or that the Fund intends to distribute tax-exempt income. For a Fund that holds itself out as investing in securities generating tax-exempt income, provide, as applicable, a general statement to the effect that a portion of the Fund’s distributions may be subject to federal income tax.”

Brion R. Thompson July 6, 2011 Page 4

Statement of Additional Information

Comment 7: There is a sentence on page 33 within the Investment Restrictions section that states, “[i]n the case of privately issued mortgage-related securities, or any asset-backed securities, the Trust takes the position that such securities do not represent interests in any particular ‘industry’ or group of industries.” Revise or delete this sentence as it is inconsistent with the Staff’s view that these securities are part of an industry or a group of related industries.

Response: Registrant notes that the Staff has previously given this comment to Registrant’s Post-Effective Amendment No. 13, as filed on March 10, 2010. The Staff has also given this comment to affiliated registrants’ post-effective amendments from time to time. Registrant’s response is substantively similar to the response provided to the comment on Post-Effective Amendment No. 13,3 as supplemented by subsequent letters from PIMCO to the Staff. For the Registrant’s most recent position and analysis in response to the Staff’s comment, please see the (i) Letter from J. Stephen King, Jr., Pacific Investment Management Company LLC (“PIMCO”), to Brion R. Thompson, Division of Investment Management, SEC (March 10, 2011) and (ii) Letter from J. Stephen King, Jr., PIMCO, to Brion R. Thompson, Division of Investment Management, SEC (June 22, 2011).

Comment 8: The Creations and Redemptions section includes two separate tables relating to creation transaction fees (page 59) and redemption transaction fees (page 61), respectively. Each type of fee may consist of a standard fee of $500 for in-kind transactions and/or a variable fee of 0-3% of the cash transaction, if applicable. Please address the following comments in your response:

1)	Explain how creation transaction fees are consistent with Rule 22c-1 under the 1940 Act;
2)	Confirm that the $500 redemption transaction fee will always represent an amount that is 2% or less of the redemption proceeds; and
3)	Explain how a redemption transaction fee in excess of 2%, as indicated by the maximum 3% variable charges listed on page 61, is appropriate given SEC guidance and rules relating to redemption fees.

[3]	See Letter from Adam T. Teufel to Brion R. Thompson, Division of Investment Management, SEC, Responding to Comments on Post-Effective Amendment No. 13 (August 24, 2010).

Brion R. Thompson July 6, 2011 Page 5

Response:

1) Explain how creation transaction fees are consistent with Rule 22c-1 under the 1940 Act

Rule 22c-1 under the 1940 Act generally requires that a fund, underwriter or dealer selling, redeeming, or repurchasing a redeemable security do so only at a price based on the net asset value (“NAV”) next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.

The provisions of Rule 22c-1 appear to have been designed to (i) prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (ii) prevent unjust discrimination or preferential treatment among buyers resulting from sales at different prices, and (iii) assure an orderly distribution of investment company shares by eliminating price competition from brokers offering shares at less than the published sales price and repurchasing shares at more than the published redemption price. Registrant believes that none of these purposes are thwarted by charging Authorized Participants creation transaction fees.

As noted by the plain language of the rule, Rule 22c-1 only requires that sales of fund shares be made at a price based on NAV. Rule 22c-1 does not require that sales of fund shares be made at a price equal to NAV. Sales of a fund’s shares to Authorized Participants are always based on the NAV next computed after receipt of an order in good standing. A creation transaction fee may then be imposed in addition to the NAV-based sale price to cover the transfer and other transaction costs associated with the issuance of Creation Units. Such fees are necessary to make a fund whole for the costs associated with (i) transferring in-kind securities (with respect to in-kind Creation Units) or (ii) the receipt of cash that must then be invested in portfolio securities (with respect to cash Creation Units), as applicable. The creation transaction fees thus protect the existing shareholders of a fund from the dilutive costs associated with the purchase of Creation Units.

Moreover, creation transaction fees were specifically discussed in the Trust’s application for exemptive relief that precipitated an SEC order granting the requested relief.4 The Staff raised no objections to the imposition of transaction fees in connection with its consideration of the Trust’s exemptive application. The following discussion of transaction fees was included in the Trust’s exemptive application, as amended:

The Transaction Fees will be borne only by purchasers and redeemers of Creation Units and will be limited to amounts that have been determined appropriate by the

[4]	See Investment Company Act Release No. 28993 (November 10, 2009) (File No. 812-13571).

Brion R. Thompson July 6, 2011 Page 6

Advisor to defray the transaction expenses that will be incurred by a Fund when an investor purchases or redeems Creation Units.5 The purpose of the Transaction Fee is to protect the existing shareholders of the Funds from the dilutive costs associated with the purchase and redemption of Creation Units.6 Transaction Fees will differ for each Fund, depending on the transaction expenses related to each Fund’s Portfolio Instruments. Every purchaser of a Creation Unit will receive a Prospectus or other documentation that contains complete disclosure about the Transaction Fee, including the maximum amount of the Transaction Fee charged by the Fund. Variations in the Transaction Fee may be made from time to time. The method of calculating the Transaction Fees and the method of determining such variations will be fully disclosed in the SAI or other documentation provided to Authorized Participants.

Additionally, transaction fees are contemplated by Form N-1A. Prior to the 2009 amendments to the Form relating to the implementation of summary prospectuses, exchange-traded funds regularly disclosed transaction fees within the fund’s prospectus Fee Table. The 2009 amendments to the Form specifically contemplate such fees in the context of limiting related disclosure within the Fee Table. See Instruction 1(e)(ii) to Item 3, which states, “[i]f the Fund is an Exchange-Traded Fund…[i]f the Fund issues or redeems shares in creation units of not less than 25,000 shares each, exclude any fees charged for the purchase and redemption of the Fund’s creation units.”

With proper disclosure to all Authorized Participants, as is currently set forth in the Trust’s SAI, the funds do not create any potential for discrimination or preferential treatment among Authorized Participants purchasing Creation Units. Furthermore, transaction fees protect a fund’s existing shareholders from the dilutive costs associated with the purchase and redemption of Creation Units. Registrant, therefore, believes that selling fund shares at prices based on NAV, plus the applicable transaction fee, is appropriate and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of Rule 22c-1 and the 1940 Act.

[5]	In all cases, the Transaction Fees will be limited in accordance with the requirements of the Commission applicable to open-end management investment companies offering redeemable securities.

[6]

Where a Fund permits an in-kind purchaser to deposit cash in lieu of depositing one or more Deposit Instruments, the purchaser may be assessed a higher Transaction Fee to offset the transaction cost to the Fund of buying those particular Deposit Instruments.

Brion R. Thompson July 6, 2011 Page 7

2) Confirm that the $500 redemption transaction fee will always represent an amount that is 2% or less of the redemption proceeds

Registrant confirms that $500 will always represent an amount that is 2% or less of the proceeds received from redemption of a Creation Unit. The standard redemption transaction fee applies to any Creation Unit redemption that includes in-kind securities. The fee is fixed at $500 and is payable to the Fund’s transfer agent as compensation for the costs associated with transferring in-kind securities from a fund to a redeeming Authorized Participant. Each fund has set its own Creation Unit size ranging from 70,000 to 100,000 shares, respectively. With respect to each fund, $500 will always represent 2% or less of the redemption proceeds received from a redemption of 70,000 to 100,000 shares.

3) Explain how a redemption transaction fee in excess of 2%, as indicated by the maximum 3% variable charges listed on page 61, is appropriate given SEC guidance and rules relating to redemption fees.

Comment accepted. Registrant has revised the table to indicate that the Fund, and each other series of the Trust, may impose a maximum variable charge for cash redemptions of up to 2% of the cash amount redeemed. However, Registrant does not agree that variable transaction fees charged on cash redemptions are “redemption fees” within the meaning of Rule 22c-2 under the 1940 Act or that such fees should be subject to a 2% limit.

Summary Prospectus

Comment 9: If the Fund will file a summary prospectus that incorporates other documents by reference, provide an example of the legend the Fund intends to use at the beginning of the summary prospectus. It is the Staff’s view that the summary prospectus legend may only incorporate by reference the Fund’s Statutory Prospectus, Statement of Additional Information and Financial Highlights Information (as defined in Item 13 of Form N-1A), but not other information from the Fund’s shareholder reports.

Response: As the Fund is a new series of the Registrant that has not yet commenced operations, the Fund does not currently have a shareholder report to incorporate by reference into the Fund’s summary prospectus. Registrant intends to use the following legend in the Fund’s initial summary prospectus:

Before you invest, you may want to review the Fund’s prospectus, which contains more information about the Fund and its risks. You can find the Fund’s prospectus and other information about the Fund online at www.pimcoetfs.com/library. You can also get this information at no cost by calling 1-888-400-4383 or PIMCO Infolink Audio Response Network at 1-800-

Brion R. Thompson July 6, 2011 Page 8

987-4626, by visiting www.pimcoetfs.com or by sending an email request to Orders@MySummaryProspectus.com. The Fund’s prospectus, dated July 7, 2011, as supplemented, and Statement of Additional Information, dated October 29, 2010, as supplemented, are incorporated by reference into this Summary Prospectus.

Registrant respectfully notes that the Fund reserves the right to incorporate by reference into its summary prospectus any information from the Fund’s reports to shareholders under Rule 30e-1 that the Fund has currently incorporated by reference into the Fund’s Statutory Prospectus, as expressly permitted by Rule 498(b)(3)(ii), provided the Fund complies with each provision of Rule 498(b)(3)(ii)(A)-(C).

*                     *                    *

In addition to these comments, you requested that the Registrant make certain representations concerning PEA 27 and the responses being made to the comments received. These representations are included as an exhibit to this letter.

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3464 or Douglas P. Dick at (202) 261-3305 if you wish to discuss this correspondence further.

Sincerely,

/s/ Adam T. Teufel

Adam T. Teufel

cc:	J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC
Douglas P. Dick, Dechert LLP

EXHIBIT

PIMCO ETF Trust

840 Newport Center Drive

Newport Beach, California 92660

Via EDGAR

July 6, 2011

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO ETF Trust (the “Registrant”) (File Nos. 333-155395, 811-22250)

In connection with a response being made on behalf of the Registrant to comments provided with respect to Post-Effective Amendment No. 27 to the Registrant’s registration statement under the Securities Act of 1933, as filed on April 20, 2011 (the “Registration Statement”), the Registrant hereby acknowledges that:

—	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

—	comments of the staff of the Securities and Exchange Commission (“SEC”) or changes to disclosure in response to SEC staff comments in the Registration Statement reviewed by the staff do not preclude the SEC from taking any action with respect to the Registration Statement; and

—	if an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert SEC staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States. This representation should not be construed as confirming that there is or is not, in fact, any inquiry or investigation currently pending or threatened.

We hope that the foregoing is responsive to your request. Please do not hesitate to contact Douglas P. Dick at (202) 261-3305 or Adam T. Teufel at (202) 261-3464 of Dechert LLP, outside counsel to the Registrant, if you have any questions concerning the foregoing.

Sincerely,

/s/ Peter G. Strelow
Peter G. Strelow Vice President

cc:	Douglas P. Dick, Dechert LLP
Adam T. Teufel, Dechert LLP
J. Stephen King, Jr., Pacific Investment Management Company LLC
Audrey L. Cheng, Pacific Investment Management Company LLC
Ryan Leshaw, Pacific Investment Management Company LLC